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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AIG CAPITAL SERVICES, INC.**

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER 3200 PLAZA 5
(No. and Street)

JERSEY CITY (City) **NJ** (State) **07311** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK CURRAN **201-324-6404**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) **NEW YORK** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
3/14

OATH OR AFFIRMATION

I, FRANK CURRAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG CAPITAL SERVICES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. RUBINO
Notary Public, State of New Jersey
No. 2407548
Qualified in Hudson County
Commission Expires April 18, 2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG CAPITAL SERVICES, INC.
(formerly known as "SunAmerica Capital Services, Inc.")
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

AIG CAPITAL SERVICES, INC.
(formerly known as "SunAmerica Capital Services, Inc.")
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AIG Capital Services, Inc.:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of AIG Capital Services, Inc. (formerly known as "SunAmerica Capital Services, Inc.") (the "Company) at December 31, 2014 and is in conformity with accounting principles generally accepted in the United States of America. The Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

AIG CAPITAL SERVICES, INC.
(formerly known as "SunAmerica Capital Services, Inc.")
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 39,322,476
Distribution and service fees receivable	5,414,306
Deferred expenses, less accumulated amortization of $32,132,530	40,550,713
Intercompany income taxes receivable	2,624,538
Deferred income tax asset	6,434,000
Other assets	710,709
Total assets	$ 95,056,742

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 3,997,728
Payable to affiliated companies	2,892,257
Deferred income tax liability	12,168,450
Other liabilities	87,272
Total liabilities	19,145,707
Commitments and Contingencies (See Note 1)	
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	181,248,095
Accumulated deficit	(105,362,060)
Total shareholder's equity	75,911,035
Total liabilities and shareholder's equity	$ 95,056,742

The accompanying notes are an integral part of this financial statement.

AIG CAPITAL SERVICES, INC.
(formerly known as "SunAmerica Capital Services, Inc.")
(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

AIG Capital Services, Inc. (formerly known as "SunAmerica Capital Services, Inc.") (the "Company") is a direct subsidiary of SunAmerica Asset Management, LLC (formerly known as "SunAmerica Asset Management Corp.") (the "Parent"). The Parent is a direct subsidiary of American General Life Insurance Company ("AGL"), which is a direct subsidiary of AGC Life Insurance Company ("AGC"). AGC is a direct subsidiary of AIG Life Holdings, Inc. ("AIGLH") (formerly known as "SunAmerica Financial Group, Inc.") which is a direct subsidiary of SAFG Retirement Services, Inc. ("SAFGRS") (formerly known as "AIG Retirement Services, Inc."). SAFGRS is a direct subsidiary of American International Group Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor and underwriter of variable life insurance policies, variable annuity contracts and mutual funds.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, the Company primarily holds all of its cash and cash equivalents in a JPMorgan Chase bank account and the Wells Fargo Heritage Money Market Fund.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Financial Accounting Standards Board accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The Company's money market fund investments of approximately $32.2 million are classified within Level 1 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values. The Company does not have any investments that are classified as Level 2 or Level 3.

Income taxes

The Company operates as an integral part of the operations of its Parent. It files a consolidated federal and various combined state and local income tax returns with AIG and separate tax returns with certain other states and localities. The federal income tax provision or benefit is computed on a benefit for loss basis. Under this method, the Company records income taxes on a separate return basis except that when determining the realizability of deferred income tax assets, it benefits those assets that are realizable when considered in the context of the consolidated operations of itself and the Parent or are utilized currently by other members of the consolidated group. The Company calculates their current and deferred state income taxes using the actual apportionment and statutory rates for states in which they are required to file on a separate basis. In states that have a unitary regime, AIG accrues and pays the taxes owed and does not allocate the provision or cash settle the expense with the members of the unitary group. Unlike for federal income tax purposes, AIG does not have state tax sharing agreements. AIG has determined that because the unitary tax expense will never be borne by the subsidiaries, the state tax unitary liability is not included in this separate company financial result.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred income taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred income tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized as described above.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Deferred expenses

The Company defers sales commissions and certain sales and marketing expenses related to the sale of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to six years, subject to periodic reviews of the reliability through projected future cash flows.

Distribution and service fees

12b-1 fees consist of distribution fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications (commitments and contingencies)

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2014 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is a principal distributor of various mutual funds and annuities managed by the Parent.

NOTE 2 - RELATED PARTIES (CONT'D)

The Company has a policy whereby certain sales and marketing expenses incurred by the Parent on the Company's behalf are reimbursed by the Company. These amounts totaled $22.3 million for 2014, of which, $9.5 million have been included in deferred expenses on the Statement of Financial Condition and $12.8 million have been included as sales and marketing expenses on the Statement of Operations.

Approximately $6.5 million has been earned by affiliates during the year ended December 31, 2014 for commissions and other sales and marketing costs in connection with the distribution of mutual fund shares. These amounts have been included in deferred expenses on the Statement of Financial Condition and commissions in the Statement of Operations.

As of December 31, 2014, the Company had a $2.9 million payable to affiliates recorded on the Statement of Financial Condition. The payable balance was related primarily to sales and marketing expenses paid on behalf of the Company and due to the Parent.

The Company participates in a consolidated federal income tax return with AIG and is subject to a tax sharing agreement. Pursuant to that agreement, the Company expects to receive payment for a portion of its net operating losses after the filing of the 2014 federal consolidated return in 2015.

The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG Retirement Plan, a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans).

If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

AIG is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") as a systemically important financial institution ("SIFI") pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act. AIG was subject to regulation by the Federal Reserve as a savings and loan holding company as of March 31, 2014. The Federal Reserve approved AIG's application to de-register as a savings and loan holding company effective April 4, 2014. AIG will continue to be supervised by the Federal Reserve due to its designation by the Financial Stability Oversight Council as a nonbank SIFI.

NOTE 2 - RELATED PARTIES (CONT'D)

On July 1, 2014, as a nonbank SIFI, AIG submitted to its regulators its initial annual plan for rapid and orderly resolution in the event of material financial distress or failure, which must meet several specific standards, including requiring a detailed resolution strategy and analyses of material entities, organizational structure, interconnections and interdependencies, and management information systems, among other elements. The public section of the plan can be found on the websites of the Federal Reserve and the Federal Deposit Insurance Corporation. The Federal Reserve has yet to complete the regulatory framework that will be applicable to AIG as a nonbank SIFI.

On July 18, 2013, the Financial Stability Board (consisting of representatives of national financial authorities of the G20 nations), in consultation with the International Association of Insurance Supervisors and national authorities, identified an initial list of Global Systemically Important Insurers, which included AIG.

On July 16, 2014, AIG reached a global resolution of its residential mortgage related disputes with Bank of America. Among other things, the resolution included its claims related to RMBS from which AIG and its subsidiaries suffered losses either directly on their own account or in connection with their participation in AIG's former securities lending program. Under the terms of the settlement, AIG has received $650 million, in cash, to settle these RMBS - claims. This settlement amount, after payment of expenses, has been allocated among the various AIG affiliates that suffered losses related to these RMBS, in proportion to the magnitude of those entities' losses.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

NOTE 3 - INCOME TAXES

The deferred income tax liability is due to tax differences related to amortization of deferred expenses, and the deferred tax assets are primarily related to net operating loss carryforwards.

The Company has deferred income tax assets of approximately $6.4 million related to federal net operating loss carryovers. These deferred income tax assets are considered more likely than not realizable based on the reversal of the deferred tax liability and the historical and projected earnings of the Parent. Such carryforwards begin to expire in 2028.

In addition, the Company has deferred income taxes of approximately $4.5 million related to state net operating loss carryforwards. Such carryforwards begin to expire in 2015. The Company has concluded that it is more likely than not that deferred income tax assets related to the state net operating loss carryforwards are not likely to be realized. Accordingly, as of

NOTE 3 - INCOME TAXES (CONT'D)

December 31, 2014, the Company has a valuation allowance of $2.6 million on the related deferred income tax assets. This represents a valuation allowance increase of $.2 million from prior year.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2014, the Company had net capital, as defined, of $35,433,114 which exceeded its requirement of $465,151 by $34,967,963. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .20:1.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AIG Capital Services, Inc.

We have reviewed AIG Capital Services, Inc.'s assertions, included in the accompanying AIG Capital Services, Inc.'s (formerly known as "SunAmerica Capital Services, Inc.") Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014, without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AIG

AIG Capital Services, Inc.
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311

AIG Capital Services, Inc.'s Exemption Report

AIG Capital Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014.

AIG Capital Services, Inc.

I, Frank Curran, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Financial Officer

February 26, 2015